AMENDMENT TO BYLAWS OF AEROCENTURY CORP
January 30, 2009

Article II, Section 2 of Bylaws of the Company shall be restated in its entirety as set forth below:

2.   QUALIFICATIONS AND NUMBER.   The  total number  of directors constituting the entire Board shall be not less than ~~6~~  five (5)  nor more than nine (9), with the then authorized number of directors being fixed from time to time by the Board.  The number of the directors may be increased or decreased by action of the directors.

I HEREBY CERTIFY that the foregoing is a full, true and correct copy of the Amendment to Bylaws of AeroCentury Corp., a Delaware corporation, as in effect on the date hereof.

Dated: 1-30-09

/s/ Christopher B. Tigno
Assistant Secretary of eroCentury Corp.